Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		MR ANDREW KENNETH HASTE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	N/A		N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		GRANT OF DEFERRED SHARE AWARDS AND MATCHING SHARE AWARDS

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	265,136 DEFERRED SHARES AND A MAXIMUM OF 795,408 MATCHING SHARES, SUBJECT TO PERFORMANCE CONDITIONS		DE MINIMIS		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY 27.5p SHARES		N/A		8 APRIL 2005		8 APRIL 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	385,731 ORDINARY SHARES OF 27.5p EACH 462,182 DEFERRED SHARES A MAXIMUM OF 1,386,546 MATCHING SHARES				DE MINIMIS

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
EACH DEFERRED SHARE HAS BEEN VALUED AT £0.8364, BEING THE AVERAGE SHARE PRICE OVER THE FIRST THREE MONTHS OF 2005.
	THE DEFERRED SHARE AWARD REPRESENTS 33% OF MR HASTE’S ANNUAL CASH BONUS FOR 2004. THE MATCHING SHARE AWARD, VESTING OF WHICH IS SUBJECT TO THE ACHIEVEMENT OF DEMANDING TOTAL SHAREHOLDER RETURN TARGETS, WILL BE NO MORE THAN A MAXIMUM OF THREE TIMES THE NUMBER OF DEFERRED SHARES AWARDED. BOTH SHARE AWARDS WILL NORMALLY VEST ON 8 APRIL 2008.		CAROLINE WEBB 020 7111 7075

25.	Name and signature of authorised company official responsible for making this notification
	JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

	Date of notification 11 APRIL 2005